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Exhibit (e)(11)

May 2, 2002

Dear Sharmila,

I am pleased to offer you a position with Loudcloud, Inc. (the "Company") as a Senior Vice President of Marketing, reporting to me leading Loudcloud's Marketing organization. You will receive an annual salary of $235,000 which will be paid semi-monthly, in accordance with the Company's normal payroll procedures. You should note that the Company may modify salaries from time to time as it deems necessary.

In addition, for your first year of employment, you will be eligible to receive an annual targeted bonus of $100,000. The bonus will be measured and paid semi-annually and will be based on objectives which I will set within one month of your commencement of employment.

In addition, the Company agrees to provide you with a lump-sum relocation bonus of $50,000, less applicable taxes. This bonus will be paid one month prior to your move date. You have up to twelve months to take advantage of this benefit. If, within twelve (12) months of your relocation, you voluntarily terminate your employment with the company or if you are terminated for cause, you will be obligated to repay the relocation bonus. By signing this letter, you authorize Loudcloud to deduct the amount of this bonus from your final paycheck and agree to repay Loudcloud any amount not covered by the final paycheck within thirty days of your termination date.

In addition to the above compensation, you will receive a one-time hire-on bonus of $150,000. Please note this payment is considered income and will be subject to normal withholding tax. This bonus is payable within thirty (30) days of your first date of hire. Should you voluntarily terminate your employment with Loudcloud within twenty-four (24) months of your date of hire, you agree by signing this employment offer to repay Loudcloud the full hire-on bonus. Furthermore, by signing this employment offer you authorize Loudcloud to deduct the amount of this bonus from your final paycheck and agree to repay Loudcloud any amount not covered by the final paycheck within thirty (30) days of your termination date.

Loudcloud will provide you with a two-year balloon loan of $175,000 to repay your 83(b) loan owed to your prior employer. At the end of the twenty four months, you will need to repay the loan in full, as well as interest (prime rate). As this is a loan, the $175,000 will not be subject to withholdings. Loudcloud will provide you these funds on the later of five (5) business days after the execution of the loan agreement or thirty (30) days after your start date.

Loudcloud is growing at an impressive rate and we are excited to have you join the team. Should you have any questions, please feel free to contact me at any time.

You should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire.

You agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

You have told the Company that your signing of this letter and your commencement of employment with the Company do not violate any agreement you have with your current employer; your signature confirms this representation.

In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitration Association in Santa Clara County, California. However, this arbitration provision shall not apply to any disputes or claims relating to or arising out of the misuse or misappropriation of the Company's trade secrets or proprietary information.

You will receive an option to purchase 550,000 shares of the Company's common stock (based on the Company's capitalization as of the date of this offer letter) at an exercise price equal to fair market value on the date of grant as determined by the Board of Directors, which shall be subject to the terms of the Company's 2000 Incentive Stock Plan, and which shall be subject to the approval of the Company's Board of Directors. You will be required to sign an appropriate Stock Option Agreement. The shares subject to your option will vest over four years beginning on your start date; one-eighth of the shares will vest on the six month anniversary of your start date, and one forty-eighth (1/48th) of the shares subject to the option shall vest each month thereafter (so long as you remain a full-time employee during all of such period).

Should your employment be terminated, not for cause, you will receive a severance package of six months base salary ($117,500) and an additional six months vesting of your new hire stock option grant.

In addition, in the event of an involuntary termination of your employment or due to a change of reduction in title of Senior Vice President of Marketing, not for cause, within twelve months following a change of control, all unvested new hire stock options will vest in full and you will be eligible for a 12 month severance package based upon a minimum of $235,000 annual salary or higher.

As a Company employee, you will be expected to abide by company rules and regulations. You will be specifically required to sign an acknowledgment that you have read and understand the company rules of conduct that will be included in a handbook that the company will soon complete and distribute. You will be expected to sign and comply with an Employment, Confidential Information, Invention Assignment Agreement which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company and non-disclosure of proprietary information.

To indicate your acceptance of the Company's offer, please sign and date this letter in the space provided below and return it within three (3) days. A duplicate original is enclosed for your records. This letter, along with the agreement relating to proprietary rights between you and the Company, sets forth the terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

Your New Hire Orientation starts promptly at 9:00 A.M. you will be meeting with members of the Human Resources team. Please bring your offer packet with all documents, completely filled out, and they will assist you with any questions you might have.

Sharmila, I am very excited about the prospect of your joining the Loudcloud team. I feel that your contributions to the organization will be invaluable, and I am confident you will find the position to be challenging and professionally rewarding. I am looking forward to your favorable response and working with you in the near future.

Sincerely,
/s/ BEN HOROWITZ
Ben Horowitz Chief Executive Officer

I agree to and accept employment with Loudcloud, Inc. on the terms and conditions set forth in this agreement.

Signed:	/s/ SHARMILA SHAHANI Sharmila Shahani	Dated:	May 3rd 2002

I will start employment on May 3rd 2002.

Enclosures

  Duplicate Original Letter
  Employment, Confidential Information, Invention Assignment Agreement
  New Employee Data Worksheet

NOTE: Upon signing this letter, please fax it to 408.744.7388 and mail the original to Loudcloud Inc. 599 N. Mathilda Avenue, Sunnyvale, CA 94086 Attn: Shannon Rucobo—Human Resources

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  Exhibit (e)(11)